Exhibit 99.3

PRESS RELEASE

Affimed Reports First Quarter 2024 Financial Results & Business Update

- Initial data from the LuminICE-203 study shows 85.7% overall response rate (ORR) (6 of 7 patients); 4 out of 7 patients with complete response (CR) -

- AFM28 shows single agent efficacy with 2 CR/CRi and 3 stable disease (SD) in 6 patients treated at dose level of 300 mg weekly -

•

Acimtamig (AFM13) combination with AlloNK® (AB-101) natural killer (NK) cells: Recruitment in cohorts 1 and 2 completed. In the first 7 treatment refractory Hodgkin Lymphoma (HL) patients, an ORR of 85.7% observed, with 4 CRs and 2 partial responses (PRs) were observed by independent read.

•

AFM24 combination with atezolizumab: In 17 EGFR wild-type (EGFRwt) non-small cell lung cancer (NSCLC) patients who failed chemotherapy and PD-1/PD-L1 treatment, 1CR, 3PRs and 8 SDs were observed. Disease control was 71%.

•	3 of the 4 responses were ongoing for more than 7 months and median progression free survival (mPFS) was 5.9 months.

•

Initial efficacy data from the EGFR mutant (EGFRmut) NSCLC cohort showed objective responses in 4 out of 13 response-evaluable patients; 1 CR, 3 PRs and 6 SDs. Disease control was 77%. All responses confirmed by follow-up scans.

•

AFM28 monotherapy phase 1 dose-escalation study: Completed enrollment of patients in the sixth and final cohort of the study without any unexpected safety signals or dose limiting toxicities. Of the 6 patients treated at dose level 6, a CR/CRi rate of 33% was reported (1 CR, 1 CRi and 3 SDs were observed).

•	Cash runway into H2 2025: As of March 31, 2024, cash, cash equivalents and investments were €48.5 million.

Mannheim, Germany, June 12, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the quarter ended March 31, 2024.

“We continue to make remarkable progress across our three clinical programs, AFM24, acimtamig, and AFM28,” said Dr. Andreas Harstrick, Chief Medical Officer, and acting Chief Executive Officer of Affimed. “The data that we are presenting today mark an important point for our company as we see clinical validation of our strategy to use the power of the innate immune system to fight cancer with all three assets. The initial data for the LuminICE-203 study, combining acimtamig and allogeneic NK cells (AlloNK®) are impressive with nearly 86% objective responses and more than 50% complete remissions in treatment refractory Hodgkin lymphoma patients. These data validate our approach of co-administration of ICE® molecules with allogeneic, off-the-shelf, cryopreserved NK cells. The results with AFM24 in combination with atezolizumab support our second strategy in which we leverage the combined forces of the innate and the adaptive immune system. We see objective responses in heavily pretreated NSCLC patients, both in the EGFRwt and EGFRmut subpopulations. The long duration of responses observed in the EGFRwt cohort, where 3 of 4 responses now continue for more than 7 months is very promising in these poor prognosis patients and demonstrate that this chemotherapy free approach is capable of providing long-lasting tumor control. Finally, for AFM28 we have established a pharmacodynamically and clinically active dose with a good safety profile. 5 of 6 patients in cohort 6 derived clinical benefit including two patients with an objective response. These results and the efficacy data observed with acimtamig plus allogeneic NK cells strongly support our strategic intention to develop AFM28 in combination with allogeneic NK cells for the treatment of refractory AML.”

Program Updates

Acimtamig (AFM13; CD30 / CD16A)

Independent read data from the first 7 patients show an ORR of 85.7 % with 4 CRs and 2 PRs.

•

All patients were heavily pretreated with a median of 4 lines of prior treatment including combination chemotherapy, brentuximab vedotin and checkpoint inhibitors; 71% (5/7 patients) had also failed after prior autologous stem cell transplantation (ASCT).

•

Treatment related adverse events were consistent with previous experience and were mainly mild to moderate IRR/CRS in nearly two thirds of the patients (4/7). One patient developed a short-lasting grade 3 CRS but was also diagnosed to have acute cytomegalovirus infection. All side effects were well manageable with standard of care treatment and there were no treatment discontinuations due to acimtamig or AlloNK® related adverse events. No cases of bleeding, immune effector cell-associated neurotoxicity syndrome or graft-versus-host disease were observed. Enrollment in cohorts 1 and 2 is completed; cohorts 3 and 4 are now open and enrolling.

•	Continued updates from the study to be provided on upcoming earnings calls and scientific conferences.

AFM24 (EGFR / CD16A)

In the AFM24-102 trial (combination with atezolizumab): 4 confirmed responses (1CR, 4PR) and 8SD in 17 heavily pretreated EGFRwt NSCLC patients; mPFS of 5.9 months; 3 out of 4 responses ongoing for more than 7 months.

•	All patients were pretreated with platinum-based chemotherapy and checkpoint inhibitors PD [L]-1.

•	On May 29, the Company announced that it received FDA Fast Track designation for the combination treatment of AFM24 with atezolizumab for EGFRwt NSCLC patients.

•

In 13 response-evaluable, heavily pretreated EGFRmut NSCLC patients, the combination of AFM24 with atezolizumab showed encouraging signals of clinical activity, including 1 CR, 3 PRs and 6 SDs. All responses are ongoing and have been confirmed by follow up scan.

•	ORR and PFS data from the 25 patient EGFRmut NSCL cohort is expected in Q3 2024; data from the 40 patient EGFRwt cohort is expected in Q4 2024.

AFM28 (CD123 / CD16A)

Completed enrollment of the sixth and final cohort in the multi-center Phase 1 open-label, dose-escalation study (AFM28-101), of AFM28 monotherapy in CD123-positive r/r acute myeloid leukemia (AML).

•	Of 6 patients treated at dose level 6 at 300mg, 1 patient showed a CR, 1 patient a CRi and 3 patients achieved SD, a CR/CRi rate of 33%.

•	Of 6 patients treated at dose level 5 at 250 mg, 1 patient showed a CR, ongoing after 5 months; 5 patients achieved a SD as best response.

•	No dose-limiting toxicities were reported in dose levels 5 and 6.

•	Data from the study is expected to be presented at a future scientific conference.

•	Further clinical development of AFM28 to be pursued in combination with an allogeneic, off-the-shelf NK cell product.

Upcoming Milestones:

•	Data readout from the 12 patients in cohorts 1 and 2 of the LuminICE-203 (AFM13 combination with AlloNK® cells) study in Q3 2024.

•	ORR and PFS data from the 25 patients in the EGFRmut cohort of the AFM24-102 study in Q3 2024.

•	ORR and PFS data from the 40 patients in the EGFRwt cohort of the AFM24-102 study in Q4 2024.

First Quarter 2024 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of March 31, 2024, cash, cash equivalents and short-term investments totaled €48.5 million. Based on our current operating plan and assumptions, we anticipate that our cash, cash equivalents and short-term investments will support operations into H2 2025.

Net cash used in operating activities for the quarter ended March 31, 2024 was €23.8 million compared to €33.2 million for the quarter ended March 31, 2023. The decline was mainly due to lower research and development expenditure.

Total revenue for the quarter ended March 31, 2024, was €0.2 million compared with €4.5 million for the quarter ended March 31, 2023. Revenue in 2024 only related to a platform license provided to Genentech and 2023 predominantly related to the Roivant and Genentech research collaborations.

Research and development expenses for the quarter ended March 31, 2024, were €15.4 million compared to €29.5 million in 2023. The decrease was primarily a result of lower expenses associated with the development of the AFM13 and AFM24 programs, due to a decrease in procurement of clinical trial material, clinical trial costs and manufacturing costs, decrease in head count due to the corporate restructuring which is compensated in quarter one by one-time costs, such as severance payments and impairment losses.

General and administrative expenses for the quarter ended March 31, 2024, were €4.5 million compared to €6.9 million for the quarter ended March 31, 2023. The decrease was due to declines in headcount, in legal and consulting expenses, insurance expenses and share-based payment expenses.

Net finance income/costs for the quarter ended March 31, 2024 were €0.4 million income compared to €0.5 million costs for the quarter ended March 31, 2023. Net finance income/costs are largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year, interest on the Bootstrap loan and interest earned on the treasury bonds.

Net loss for the quarter ended March 31, 2024, was €19.2 million, or €1.27 loss per common share compared with a net loss of €32.0 million, or €2.14 loss per common share, for the quarter ended March 31, 2023.

The weighted number of common shares outstanding for the quarter ended March 31, 2024, was 15,129,952 shares.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of March 31, 2024, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on June 12, 2024, at 8:30 a.m. EDT / 14:30 CET to discuss first quarter 2024 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link: https://register.vevent.com/register/BId697f70815a8448d80b68becf533be98, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive loss

(in € thousand)

	For the three months ended March 31
	2024	2023
Revenue	155	4,510
Other income – net	177	410
Research and development expenses	(15,391)	(29,531)
General and administrative expenses	(4,476)	(6,850)

Operating loss	(19,535)	(31,461)
Finance income / (costs) – net	360	(519)

Loss before tax	(19,175)	(31,980)
Income taxes	0	(3)

Loss for the period	(19,175)	(31,983)

Total comprehensive loss	(19,175)	(31,983)

Basic and diluted loss per share in € per share (undiluted = diluted)	(1.27)	(2.14)
Weighted number of common shares outstanding	15,129,952	14,933,934

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	March 31, 2024 (unaudited)	December 31, 2023
ASSETS
Non-current assets
Intangible assets	22	25
Leasehold improvements and equipment	2,404	4,905
Right-of-use assets	5,970	8,039

	8,396	12,969
Current assets
Cash and cash equivalents	14,348	38,529
Investments	34,158	33,518
Other financial assets	869	851
Trade and other receivables	6,038	5,327
Inventories	0	463
Other assets and prepaid expenses	6,044	5,500
Assets held for sale	700	0

	62,157	84,188

TOTAL ASSETS	70,553	97,157

EQUITY AND LIABILITIES
Equity
Issued capital	1,523	1,500
Capital reserves	595,674	593,666
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(555,303)	(536,128)

Total equity	40,663	57,807

Non-current liabilities
Borrowings	4,966	6,319
Contract liabilities	309	464
Lease liabilities	4,300	6,660

Total non-current liabilities	9,575	13,443

Current liabilities
Trade and other payables	12,891	18,916
Borrowings	5,833	5,833
Lease liabilities	972	539
Contract liabilities	619	619

Total current liabilities	20,315	25,907

TOTAL EQUITY AND LIABILITIES	70,553	97,157

Affimed N.V.

Unaudited consolidated statements of cash flows

(in € thousand)

	For the three months ended March 31
	2024	2023
Cash flow from operating activities
Loss for the period	(19,175)	(31,983)
Adjustments for the period:
- Income taxes	0	3
- Depreciation and amortization	2,090	289
- Net loss on disposal of leasehold improvements and equipment	46	0
- loss from write-down of inventories	456	0
- Share-based payments	789	4,158
- Finance income / (costs) – net	(360)	519

	(16,154)	(27,014)
Change in trade and other receivables	(700)	655
Change in inventories	7	(39)
Change in other assets and prepaid expenses	(269)	(2,781)
Change in trade, other payables, provisions and contract liabilities	(6,460)	(4,235)

	(23,576)	(33,414)
Interest received	104	520
Paid interest	(346)	(347)
Paid income tax	0	(3)

Net cash used in operating activities	(23,818)	(33,244)

Cash flow from investing activities
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets	(1)	(8)

Net cash used for investing activities	(1)	(8)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	1,270	0
Transaction costs related to issue of common shares	(24)	0
Repayment of lease liabilities	(205)	(124)
Repayment of borrowings	(1,458)	(510)

Net cash used for financing activities	(417)	(634)

Exchange-rate related changes of cash and cash equivalents	55	(552)
Net changes to cash and cash equivalents	(24,236)	(33,886)
Cash and cash equivalents at the beginning of the period	38,529	190,286

Cash and cash equivalents at the end of the period	14,348	155,848

Affimed N.V.

Unaudited consolidated statements of changes in equity for the year

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards		4,158			4,158
Loss for the period				(31,983)	(31,983)

Balance as of March 31, 2023	1,493	587,001	(1,231)	(462,173)	125,090

Balance as of January 1, 2024	1,500	593,666	(1,231)	(536,128)	57,807

Issue of common shares	23	1,219			1,242
Equity-settled share-based payment awards		789			789
Loss for the period				(19,175)	(19,175)

Balance as of March 31, 2024	1,523	595,674	(1,231)	(555,303)	40,663